Bill Huo Becker & Poliakoff, LLP 45 Broadway, 17th Floor New York, New York 10006 Email: bhuo@beckerlawyers.com Phone: (212) 599-3322 Fax: (212) 557-0295

February 8, 2023	VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

450 Fifth Street N.W.

Washington, DC 20549

Attention:	Mr. Brian McAllister,

Mr. Raj Rajan

Re:	MingZhu Logistics Holdings Limited

Amendment No. 2 to Form 20-F for the fiscal year ended

December 31, 2021 filed November 18, 2022

Response dated November 18, 2022

File No. 001-39564

Dear Mr. McAllister and Mr. Rajan:

On behalf of our client, MingZhu Logistics Holdings Limited (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 5, 2023 on the Company’s Amendment No. 2 to Form 20-F for the fiscal year ended December 31, 2021 submitted on November 18, 2022.

Concurrently with the submission of this letter, the Company is submitting its Amendment No. 3 to Form 20-F (the “Revised Form 20-F”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Form 20-F where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Form 20-F.

Amendment No. 2 to Form 20-F for the year ended December 31, 2021

Item 4. Information on the Company

4A. History and Development of the Company, page 45

1.	We note your response to prior comment one, affirming that Da Hua CPA’s participated in the audit of the Company. Accordingly, disclose whether the firm Da Hua CPAs is subject to determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect the Company.

Response: In response to the Staff’s comments, the Company confirms that Da Hua CPAs is subject to the determinations announced by the PCAOB on December 16, 2021. However, Company believes that the Holding Foreign Companies Accountable Act and related regulations will not affect the Company for the following reasons: (1) as advised by Audit Alliance, auditor of the Company, the audit work conducted by Dahua staffs was under the supervision of and control by Audit Alliance; (2) all the audit working papers and supporting documents are kept by Audit Alliance in Singapore and are ready for any inspection by PCAOB; (3) on December 15, 2022, the PCAOB secured complete access to inspect, investigate Chinese firms and the Board of the PCAOB vacated the Board’s December 16, 2021 determination that the Board was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong.

4.C. Organizational Structure

Our Subsidiaries and VIEs, page 83

2.	We note your response to prior comment ten and we reissue our comment. Please revise to provide a robust analysis of how the contractual VIE agreements included in pages 86- 87 provide you with controlling financial interests in Zhisheng. Explain how you concluded that you are the primary beneficiary.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the Revised Form 20-F on page 86 in accordance with the Staff’s instructions.

5.B. Liquidity and Capital Resources

Dividends and Distributions, page 110

3.	We note your response to prior comment five and we reissue our comment. It is still not clear how cash is transferred between the entities in your organization. For example, considering the cash balance of the Company and cash flows presented on page 92, it is not clear how your disclosure of cash flows from the Company to the Company’s subsidiaries of $9,500,000 in 2021 is appropriate. Please revise to provide a detailed listing of each cash transferred and received for each entity during the periods presented and reconcile to cash flow disclosures on page 92.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the Revised Form 20-F on pages 92-94 and 113 in accordance with the Staff’s instructions.

Capital Expenditures, page 111

4.	We note your response to prior comment six and we reissue our comment. Please revise to disclose that the measure “Adjusted capital expenditures” is a non-GAAP measure and provide the disclosures required by Item 10(e) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the Revised Form 20-F on page 114 in accordance with the Staff’s instructions.

Note 11- Acquisition, page F-20

5.

We note your responses to prior comments eight and 12 and we reissue our comments. Your response states that a $4.00 per share value was determined through such negotiations between the participants in both transactions and also reflects a premium over the trading value of the ordinary shares. The quoted closing prices for your ordinary shares on NASDAQ on the dates of the acquisitions of Cheyi BVI and Yinhua were $2.12 and $1.85 per share, respectively. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets as the most reliable fair value measurement, and the lowest priority to unobservable inputs. Refer to ASC 820-10-35-41. Accordingly, please revise your valuation of shares issued in the acquisitions and purchase consideration based on the quoted trading price of your ordinary shares on the date of acquisitions or demonstrate to us how your valuation methodology is more reliable and preferable. Please tell us the exceptions in ASC 820 you relied upon to make adjustments to an observable input used to value your ordinary share issued in these acquisitions and how your prioritization to use unobservable inputs as an adjustment is consistent with the general principles of the fair value hierarchy. Please include the applicable citations in GAAP to support your valuation of shares and accounting conclusion.

Response: In response to the Staff’s comments, the Company has carefully assessed the valuation of shares issued in the acquisition of Cheyi BVI and Yinhua. According to ASC 820-10-35-54C through ASC 820-10-35-54H, which addresses valuations in markets that were previously active, but are inactive in the current period.

ASC 820-10-35-54C provides a list of factors to consider in determining whether there has been a significant decrease in the volume or level of activity in relation to normal market activity. The factors that an entity should evaluate include (but are not limited to):

●	There is a significant decline in the activity of, or there is an absence of a market for new issues (that is, a primary market) for that asset or liability or similar assets or liabilities;

●	There are few recent transactions;

●	Price quotations are not developed using current information;

●	Price quotations vary substantially either over time or among market makers (for example, some brokered markets).

Regarding the acquisition of Cheyi BVI, the Company had evaluated the average daily trading volume of the Company’s ordinary shares and other factors for determining whether there has been a significant decrease in the market trading volume:

●	The average daily trading volume (“ADTV”) of the Company’s ordinary shares over 45 days prior to the acquisition date of December 29, 2021 is 183,896. In comparison to the ADTV of 552,577 from the date of listing to the December 28, 2021, the ADTV is decreased by 67%.

●	The volume-weighted average price (“VWAP”) of the Company’s ordinary shares over 45 days prior to December 29, 2021 is $9.18. In comparison to the VWAP of $2.24 from date of listing to the December 28, 2021, the VWAP is decreased by 76%.

The Company concludes that there has been a significant decrease in the volume and hence the trading price is less relevant in valuation of shares issued in the acquisition of Cheyi BVI.

Regarding the acquisition of Yinhua, the Company had evaluated the average daily trading volume of the Company’s ordinary shares and other factors for determining whether there has been a significant decrease in the market trading volume:

●	The average daily trading volume (“ADTV”) of the Company’s ordinary shares over 45 days prior to the acquisition date of March 14, 2022 is 72,120. In comparison to the ADTV of 548,121 from the date of listing to March 14, 2022, the ADTV is decreased by 87%.

●	The volume-weighted average price (“VWAP”) of the Company’s ordinary shares over 45 days prior to March 14, 2022 is $1.64. In comparison to the VWAP of $8.17 from the date of listing to March 14, 2022, the VWAP is decreased by 80%.

The Company concludes that there has been a significant decrease in the volume and hence the trading price is less relevant in valuation of shares issued in the acquisition of Yinhua.

ASC 820-10-35-54F states if there has been a significant decrease in the volume or level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. Accordingly, the Company employed a certified asset valuation firm to further determine the fair value of shares issued for the acquisition of Cheyi BVI and Yinhua. With the results of valuation made by the certified asset valuation firm, the Company believes that the fair value of shares issued for the acquisition of Cheyi BVI and Yinhua is $4.00.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel Bill Huo, Esq. or Michael Goldstein, Esq. of Becker & Poliakoff LLP at bhuo@beckerlawyers.com or mgoldstein@beckerlawyers.com.

Very truly yours,

	By:	/s/ Bill Huo
	Name:	Bill Huo
cc: Michael Goldstein

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